July 8, 2011

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC, 20549

RE:

Renaissance Learning, Inc. (File No.0-22187)

Dear Ms. Collins:

The following pages of this letter respond to the comments contained in the Staff’s letter to Glenn James, CEO of Renaissance Learning, Inc. dated June 20, 2011 (the “Comment Letter”).

We have reviewed the Comment Letter and our responses to your queries are included in the attached document. In most cases we have proposed enhanced disclosures in response to your comments. In some cases we have provided a response that attempts to clarify the issue or address a specific question you have raised.

In connection with the responses contained in this letter, the Company acknowledges that:

• The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

• Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Mary T. Minch

Mary T. Minch, Chief Financial Officer

Renaissance Learning, Inc.

PO Box 8036

Wisconsin Rapids, WI 54495-8036

Phone: 715-424-3636 Fax: 715-424-0535

Email: mtminch@renlearn.com

Cc: Robert Benton

Renaissance Learning, Inc.

Item 1A, Risk Factors

1. Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or security.  Many of your risk factors merely state a fact about your business without fully describing the risks associated with that fact.  As examples, we note the following risk factor headings:

● “Reliance on a Single Product Line”

● “Geographic Concentration of Sales”

● “Dependence on Educational Institutions and Government Spending”

We note that in your response letter dated July 31, 2009, you represented that you would revise the risk factor headings to identify the specific risk.  Please confirm that you will revise each of your subheadings in future filings to ensure that they disclose a specific risk or risks that you are discussing in the text.  See Item 503(c) of Regulation S-K.

RESPONSE: We confirm that for future applicable filings we will revise each of our subheadings in future filings to ensure that they disclose the specific risk or risks that we are discussing in the text.

With regard to the specific subcaptions mentioned in your review, we propose the following changes:

• The subcaption “Reliance on a Single Product Line” will be changed to “We rely on a Single Product Line for a Substantial Portion of our Revenue and an Overall Decline in Sales of the Related Software and Services Would Have an Adverse Effect on our Business”.

• The subcaption “Geographic Concentration of Sales” will be changed to “A Significant Portion of Our Revenue is Concentrated in a Few States and Our Business Would be Adversely Affected if We Cannot Maintain our Customer Base in These States”.

• The subcaption “Dependence on Educational Institutions and Government Spending” will be changed to “Substantially All of Our Revenue is Derived from Sales to Educational Institutions Which Are Heavily Dependent on Government Funding and Therefore, Our Business Can be Adversely Affected by Changes in Government Budgets and Funding for Education”.

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 28

2. Tell us your consideration to include a discussion for the reasons for the changes in inventory balances from period to period and providing an inventory turnover analysis for such periods. Refer to Item 303(a)(1) of Regulation S-K.

RESPONSE: We considered adding a disclosure discussing the reasons for the changes in inventory balances from period to period and providing an inventory turnover analysis for each period. We have not done so because our inventory levels are relatively constant and we believe that changes in inventory levels are not reasonably likely to be a significant factor in our liquidity

Renaissance Learning, Inc.

increasing or decreasing in a material way. Our inventory levels have been as follows:  3/31/2011 - $5.2 million; 12/31/2010 - $5.0 million; 12/31/2009 $4.3 million; 12/31/2008 - $5.5 million. If changes in our inventory become more significant in the future, or become a major component of our liquidity we will add disclosures discussing the reasons for the changes in inventory balances from period to period.

Consolidated Financial Statements

Consolidated Statement of Cash Flows, page 37

3. We note from your disclosures in 3(f) that your equity securities are classified as trading securities.  Tell us where you classified the purchase and sale of such securities in your consolidated statements of cash flow. To the extent that you classified these cash flows as investing activities, then explain further how you considered the guidance of ASC 230-10-45-19 and 45-20 in your determination of such classification.

RESPONSE: Under the guidance of ASC 320-10-45-11, cash flows from trading securities should be classified based upon their nature and purpose. These securities relate to investments designated by participants in our supplemental executive retirement plan and thus we believe they are operational cash flows as they relate to executive compensation. Accordingly, we classify the purchase and sale of these securities in the “other” line in cash flow from operations on our consolidated statements of cash flow.

Note 3. Significant Accounting Policies

(c) Revenue Recognition, page 39

4. We note from your response to comment 1 in your September 8, 2009 letter that your subscription arrangements typically include the following elements: software license, hosting, consulting services and product development and based on your current disclosures, it appears that such arrangements also include technical services such as installation and data conversion.  Revise to include a specific discussion of how you account for multiple element arrangements and ensure that you specifically address how you determine fair value for each element in these arrangements.  Please provide the proposed disclosures that you will provide in your future filings.  We refer you to ASC 605-25-50-1 and 50-2.

RESPONSE: In future filings, we propose to use following language in our revenue recognition footnote (changes are shown in blackline):

Revenue recognition

Much of our revenue is derived from multiple-element arrangements that contain a bundle of software and related services, and in some cases, hardware, books or other items. Generally, with regard to our multiple element arrangements, we can separate all of the significant deliverables, substantiate their fair value and treat them as separate units of accounting. We account for multiple element agreements that only consist of software and software-related services in accordance with industry specific accounting guidance for software and software related services. If a multiple-element arrangement includes

Renaissance Learning, Inc.

deliverables that do not fall under the industry specific software accounting guidance, we apply the relevant revenue accounting guidance to determine if those deliverables constitute separate units of accounting from the software deliverables.  Revenue from arrangements that include multiple elements such as hardware, software and services is allocated between software and related elements as a group; and between non-software elements as a group; using the relative selling price.  We apply the software specific guidance to the software deliverables and apply the other appropriate guidance to the other deliverables.  The value of each group is separately allocated to that group’s elements based on the relative fair value of each element. Fair value for all elements is determined by vendor specific objective evidence (“VSOE”) which is based on the price we charge for that element when we sell it separately. If we cannot determine the fair value of any undelivered element included in a multiple-element arrangement, we defer revenue until all elements are delivered, or until fair value can be objectively determined for any remaining undelivered elements. Each element’s allocated revenue is recognized when the revenue recognition criteria for that element has been met.

Revenue and cost of revenue from bundled arrangements are allocated between product and services in our consolidated statement of operation~~s. For revenue, the basis of allocation is the relative fair value of each element of the bundled arrangement when sold separately in actual transactions with customers~~ Revenue is allocated as described above. Costs of revenues presented in our consolidated financial statements represent ~~are based on~~ the actual costs of delivering the respective products and ~~rendering the~~ services.

Product revenue is derived primarily from the sale of educational software and hardware. Subscription-based software sales are recognized as revenue on a straight-line basis over the subscription period, generally twelve months.  Revenue from sales of hardware is generally recognized when the product is shipped to the customer.

Service revenue is derived primarily from: (i) product support services, (ii) professional development and product training seminars and conferences, (iii) application hosting, (iv) technical services, (v) consulting, and (vi) other remote services.  Revenue from professional development and product training seminars and conferences is recognized when the seminar or conference is held.  Revenue from other product support services and application hosting is initially recorded as deferred revenue and then recognized as revenue on a straight-line basis over the term of the agreement, typically 12 months.  Revenue from software-related technical services, such as installation and data conversion is recognized when the service is completed, which is generally at the start of a new subscription. Consulting and other remote services revenue is recognized as the services are performed or on a straight-line basis over the contractual period.

Revenues are recorded net of allowances for estimated returns, concessions, and bad debts. Deferred revenue includes (i) amounts invoiced for products not yet delivered and services not yet performed, and (ii) that portion of support agreements and subscription-based product sales that has not yet been recognized as revenue.

5. Your disclosures on page 21 indicate that future changes in your products will likely result in the requirement to apply the service revenue recognition rules to subscription sales of your software and accordingly, upfront charges that are currently recognized as revenue when the service is complete (i.e. installation and data conversion services) may need to be deferred and recognized ratably.  Considering the current shift in your business

Renaissance Learning, Inc.

from perpetual licenses to hosted-subscription based products, it is unclear why these changes have not yet impacted the revenue recognition policy in your current financial statements.  Please explain further and tell us the amount of historical revenues that could be impacted by this change.

RESPONSE:

Until 2011 all of our hosted subscription-based software was also available for our customers to take possession of and run on their own hardware at no substantial penalty. Therefore a software element is present in those arrangements (see ASC 985-605-55-119 through 55-122). Charges for our upfront fees are stated separately, and are not essential to the functionality of the other elements as the services are not complex, do not contain a significant degree of risk or acceptance criteria, we are an experienced provider of the services, and the nature of the services is consistent with those described in ASC 985-605-25-85 (e). VSOE exists through separate sales of professional services.  Therefore, we have concluded that the obligation to provide these installation and data conversion services should be accounted for separately as a service element and recognized as they are performed (see ASC 985-605-25-85).

In 2011 we introduced our first software application which is available on a hosted-only basis. In accordance with ASC 985-605-55-123 these arrangements are service contracts outside the scope of the software revenue recognition guidance.  Accounting for service contracts requires that the upfront fees be deferred and recognized over the longer of the contractual life or the expected life of the customer relationship (see Question 1 of SAB Topic 13.A.3(f)).

We continue to make the majority of our hosted subscription-based software available for our customers to run on their own hardware without substantial penalty.  Historical upfront fees for products which continue to be accounted for under the software revenue recognition rules have been approximately $5.7 million, $6.4 million and $6.9 million in 2010, 2009 and 2008, respectively.  Historical upfront fees for the STAR product line which we are beginning to transition to a hosted only (i.e. software as a service model) that could be impacted by this change over time have been approximately $6.0 million, $5.7 million and $4.8 million in 2010, 2009 and 2008, respectively.  The level of upfront fees may vary up or down from historical trends due to changes in our pricing model, the mix of new customers to renewing customers, and the introduction of new products.

(s) Fair Value Measurements, page 44

6. We note your cash and cash equivalents consist primarily of cash and money market funds at December 31, 2010 and December 31, 2009.  If material, tell us how you considered providing disclosures pursuant to the requirements of ASC 820-10-50-1 through 50-9 for your cash equivalent investments.  In addition, please tell us and in the future revise to disclose the composition of your cash and cash equivalents and the amounts held in each type of instrument.

RESPONSE: All of our cash equivalents are publicly traded money-market funds with a constant share price of one-dollar.  As these funds are reported at cost, we did not believe that ASC 820-10-50 would require additional information to be provided on fair value.  In future filings we will disclose the composition of our cash and cash equivalents and the amounts held in each type of instrument in the fair value measurements footnote.

Renaissance Learning, Inc.

Note 9. Litigation, page 48

7. You state that you currently believe that any liability that may ultimately arise from the resolution of your various claims and proceedings will not have a “material adverse effect” on your business, financial position, results of operations, or shareholders’ equity.  It is unclear whether “material adverse” represents a higher threshold than the term “material”.  Please revise this language in your future filings to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

RESPONSE: We propose to revise this footnote in future filings as follows:

We are subject to various claims and proceedings covering a wide range of matters that arise in the ordinary course of business.  We believe that any liability that may ultimately arise from the resolution of these matters will not be material to our financial statements.

Note 15. Recent Accounting Pronouncements, page 53

8. Tell us your consideration to include a discussion regarding the pending guidance in ASU 2010-28 pursuant to SAB Topic 11.M. In addition, please confirm that you adopted this guidance on January 1, 2011 and tell us what impact, if any, this had on your financial condition and results of operations.

RESPONSE: We have no reporting units with goodwill whose carrying amount is zero or negative so ASU 2010-28 is not relevant to our current factual situation.  As such, we do confirm that we have adopted it and it had no impact on our financial statements.

Executive Compensation (Incorporated by Reference from Definitive Proxy Statement filed on March 16, 2011)

Compensation Discussion and Analysis

Annual Cash Incentive Bonus, page 17

9. We note that you disclose the cash incentive bonuses awarded to Steven Schmidt, Mary Minch, and Roy Truby for the period from July 1, 2009 to June 30, 2010, but you do not provide an explanation as to how the compensation committee calculated these bonuses based on the revenue growth and operating income growth factors disclosed in the chart in the proxy statement filed on March 10, 2010.  Please explain in your response letter how these specific bonuses were calculated and ensure that in future filing you discuss the level achieved for each performance factor and whether any discretion was used by the compensation committee in awarding bonuses.  See Item 402(b)(20(vi) of Regulation S-K.

Renaissance Learning, Inc.

RESPONSE:

Based on the Company’s financial results over the bonus period, the revenue growth factor was 11.35% and the operating income growth factor was 10.85%. No discretion was exercised by the compensation committee when awarding the bonuses.

The amount of the bonus awarded is based on the formula:

Base Salary x Opportunity Factor x (Revenue Growth Factor + Operating Income Growth Factor)

The actual bonuses awarded were as follows:

Steven Schmidt:

$364,320 x 100% x (11.35% + 10.85%) = $80,879

Mary Minch:

$213,292 x 60% x (11.35% + 10.85%)   =  $28,411

Roy Truby:

$242,000 x 60% x (11.35% + 10.85%)   =  $32,234

We confirm that in future filings we will discuss the level achieved for each performance factor and whether any discretion was used by the compensation committee in awarding bonuses.

Summary Compensation Table, page 23

10. We note that the cash incentive bonuses awarded to Steven Schmidt, Mary Minch, and Roy Truby related to the performance period from July 1, 2009 to June 30, 2010, but these awards are reflected in the summary compensation table as being earned during the fiscal year ended December 31, 2010.  Please explain.

RESPONSE:

Bonuses are earned under our incentive bonus plan based on the achievement of performance goals during a measurement period.  The measurement period runs from July 1 to June 30 of each year.  The two performance goals established under the incentive bonus plan are the growth in the company’s revenues and operating income over the measurement period compared with the company’s revenues and operating income for the preceding measurement period.  Rather than using a calendar year for the measurement period, the company uses the period from July 1 to June 30 to coincide with the sales cycle for school districts.  Cash incentive bonuses are earned provided that the company’s revenues and operating income each meet or exceed the results for the preceding 12-month period.  The amount of the cash incentive bonus (if any) is not determinable until the conclusion of the measurement period. The bonus for any measurement period is not earned and participants have not vested in any portion of it until the completion of the measurement period and the compensation committee determines whether the performance goals were met and, if so, the amount of the bonus.  Consequently, we report this amount as being earned in the year in which the measurement period ends.  We do not allocate the bonus between the years in which the measurement period begins and ends.

Renaissance Learning, Inc.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Disclosure Controls and Procedures, page 14

11. We note your statement that “any control and procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objective”.  If you continue to use this “reasonable assurance” language in your future filings, you should state clearly, if true, that your Chief Executive Officer and Chief Financial Officer have concluded that your disclosure controls and procedures are designed and effective at that reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

12. We note that your CEO and CFO concluded that your disclosure controls and procedures are effective to ensure that the information required to be disclosed by the company in reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Alternatively, you could remove the wording of the definition, and instead include a reference to Rules 13a-15(e) and 15d-15(e). We refer you to Exchange Act Rule 13a-15(e).

RESPONSE to COMMENTS 11. and 12.:  We propose to revise this language in future filings as follows:

Evaluation of Disclosure Controls and Procedures

Based on an evaluation under the supervision and with the participation of our management, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (“Exchange Act”) were effective as of XX/XX/XX to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the ____ quarter of 2011, which were identified in connection with our management’s

Renaissance Learning, Inc.

evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Exchange Act, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.